UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 10, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

•	Enclosure: A press release dated June 9, 2011 regarding the Competition Board’s decision to fine Turkcell on some of its final sales points.

June 9, 2011

COMPETITION BOARD DECISION

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL
Special Subjects:

The Competition Board today decided to fine Turkcell in the amount of TRY 91,942,343.31, claiming that Turkcell’s agreements, which were contracted with some final sales points, and the applications with these points in regards to decoration, signboards and sales contravene Law number 4054.

It is a fact that these final sales points, which claimed to have become exclusive due to their commitments in decoration and other applications, also sell competitors’ products. On the other hand, these final sales points, which were claimed to be exclusive, have a minor share in our total distribution channel in terms of their number and sales volume.

As soon as we receive official notification with full details of this decision, our Company will submit a petition for a stay of execution and annulment of this fine, which we believe, has no legal basis.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 10, 2011	By:	/s/Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 10, 2011	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head